TrustFirst, Inc.

Report on Audit of
Financial Statements

December 31, 2022

THOMAS FAUST, CPA
Certified Public Accountant

TRUSTFIRST, INC.

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
TrustFirst, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TrustFirst, Inc., as of December 31, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of TrustFirst, Inc. as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TrustFirst, Inc.'s management. My responsibility is to express an opinion on TrustFirst, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TrustFirst, Inc, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of TrustFirst, Inc.'s financial statements. The supplemental information is the responsibility of TrustFirst, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
March 29, 2023

TRUSTFIRST, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

ASSETS

Cash and cash equivalents	$	71,456
Commissions receivable		1,946
Marketable securities		336,500
Other assets		7,965
TOTAL ASSETS	$	417,867

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	12,430
Payable to clearing agent		1,724
Payable to affiliated entity		29,137
Payable to stockholder		50,000
TOTAL LIABILITIES		93,291

STOCKHOLDER'S EQUITY

Common Stock (No Par Value, authorized 200,000 shares, 100,000 issued, 50,000 outstanding)	354,300
Additional Paid In Capital	361,500
Retained Deficit	(44,863)
Treasury Stock, 50,000 Shares at Cost	(346,361)
TOTAL STOCKHOLDER'S EQUITY	324,576
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 417,867

TRUSTFIRST, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE		
Commissions	$	157,257
12b-1 trail fees		131,652
Investment income		141,236
Placement fees		70,000
Other income		7,689
TOTAL REVENUE		507,834
EXPENSES		
Commissions and other compensation		268,872
Clearing Expense		46,644
Brokerage service expense		23,035
Professional fees		114,678
Other expenses		61,775
TOTAL EXPENSES		515,004
Net Income (loss) before income tax		(7,170)
Income tax expense		-
NET INCOME (LOSS)	$	(7,170)

TRUSTFIRST, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Capital Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
BEGINNING BALANCE	$ 354,300	$ 161,500	$ (346,361)	$ (37,693)	$ 131,746
Additional Paid In Capital	-	200,000	-	-	200,000
Net Income (Loss)	-	-	-	(7,170)	(7,170)
ENDING BALANCE	$ 354,300	$ 361,500	$ (346,361)	$ (44,863)	$ 324,576

TRUSTFIRST, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$	(7,170)
Adjustments to reconcile net income (loss) to net cash used in		
operating activities:		
Unrealized gains on marketable securities		(141,236)
(Increase) decrease in operating assets:		
(Increase) decrease in commissions receivable		6,711
(Increase) decrease in other assets		(1,949)
Increase (decrease) in operating liabilities:		
Increase (decrease) in accounts payable and accrued expenses		1,958
Increase (decrease) in payable to clearing agent		1,006
Increase (decrease) in payable to affiliated entity		24,440
Increase (decrease) in payable to stockholder		50,000
Net cash used in operating activities		(66,240)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases and sales of marketable securities, net		(170,301)
Net cash used in investing activities		(170,301)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid in capital		200,000
Net cash provided by financing activities		200,000
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(36,541)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		107,997
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	71,456
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for:		
Interest	$	4,438
Income Taxes	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements, notes and supplemental schedules are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (GAAP). Significant accounting policies are:

a. <u>Nature of Operations</u>— TrustFirst, Inc. (the Company), formed in 1995 and located in Knoxville, Tennessee, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) offering securities in stocks, bonds, and options to the general public.

The Company does not hold security accounts or custodial securities for customers. All security transactions are cleared through Pershing, a subsidiary of The Bank of New York Mellon Corporation who is a member of the New York Stock Exchange (NYSE). The Company's revenue from the services it provides may be affected by securities market conditions.

b. <u>Cash & Cash Equivalents</u>— For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of demand deposit accounts with banks and clearing accounts with Pershing. The Company maintains $58,700 on deposit with Pershing which is segregated to meet clearing requirements.

c. <u>Use of Estimates</u>— The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Estimates affect the reported amounts of revenues and expenses during the period. Accordingly, actual results could vary from those estimates.

d. <u>Accounts Receivable</u>— Customers' security transactions and resulting commissions are recorded on a trade date basis. Commissions receivable consists of commissions from unsettled trades at year end. Commissions receivable are stated at the amount of subsequent collections on the settlement date. As a result, management believes commissions are fully collectible; and therefore, no allowance for bad debts is required.

e. <u>Revenue Recognition</u>— The Firm earns investment brokerage fees from its contracts with customers to transact on their accounts through their clearing broker. Fees that are transaction based are recognized at the point in time that the transaction is executed. The Company also derives revenue from commissions and 12b-1 fees directly from investment and insurance companies. These fees are earned on the sales of mutual funds and annuity products as well as 12b-1 and trail fees on these products.

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

f. Income Taxes— Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the net operating loss carry-forwards and the differences between the tax and financial reporting basis for certain assets. The resulting deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is also recorded for deferred tax assets when it is more likely than not that some or all the deferred tax asset may not be realized.

The Company also assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. This measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's federal and state income tax returns for 2019 through 2021 are subject to examination by the applicable tax authorities, generally for three years after the later or the original or extended due dates. At December 31, 2022, the Company has a net operating loss carryover of $60,595.

NOTE 2: CONCENTRATIONS OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company periodically has cash deposited in financial institutions in excess of Federal Deposit Corporation (FDIC) limits. The Company also maintains several accounts insured by SIPC up to $250,000. There were no uninsured bank balances as of December 31, 2022.

NOTE 3: NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2022. At December 31, 2022 net capital as defined by the rules, equaled $226,826. The ratio of aggregate indebtedness was 41.13%. At December 31, 2022, the Company had excess net capital of $221,826 and net capital in excess of required amount of $217,497.

In addition, the State of Tennessee Department of Commerce and Insurance requires registered investment advisors to maintain $15,000 of net capital.

NOTE 4: MARKETABLE SECURITIES

The Company has investment equity securities which are stated at fair value. Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

These equity securities are all classified as Level 1 assets in the fair value hierarchy established in FASB 157. Increases or decreases in market value are reflected in the income statement. There were no transfers between level 1 assets and levels 2 or 3 assets during the year.

NOTE 5: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2022. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by Rule 17a-5 of the Securities and Exchange Commission.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company processes certain trades for Trendz Advisors, a company in which the Company's shareholder owns a majority interest. At December 31, 2022, the Company had a receivable of $3,503 from Trendz Advisors.

The Company sold its advisory business to Matthew K. Wilkes, owner of Greenview Wealth Management, LLC in 2019. All broker-dealer business is processed through TrustFirst, Inc. with all overrides going to Matthew K. Wilkes. At December 31, 2022 there was a payable of $28,805.

Also, at December 31, 2022 there was a payable to the stockholder for $50,000.

NOTE 7: COMMITMENTS AND CONTINGENCIES

In the normal course of conducting its business, the Company may be involved in legal proceedings. Currently, the Company is not involved in any proceedings related to litigation, claims or assessments against the Company or management. Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which have an adverse effect on the Company. Currently, management is not aware of any such conditions.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of this report, the date on which the financial statements are available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

TRUSTFIRST, INC.
SCHEDULE l: COMPUTATION OF NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2022

SCHEDULE l: COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

Total ownership equity from Statement of Financial Condition	$	324,576
add other allowable credits		-
less nonallowable assets from Statement of Financial Condition		(8,325)
Net capital before haircuts on securities positions		316,251
Haircuts on Securities		(89,425)
Net Capital	$	226,826
Total aggregate indebtedness	$	93,291
Net capital required based on aggregate indebtedness (6-2/3%)		6,219
Ratio of Aggregate Indebtedness to Net Capital		41.13%

Computation of Basic Net Capital Requirement

Net Capital		226,826
less Net Capital Requirement		5,000
Excess Net Capital	$	221,826

Computation of Aggregate Indebtedness

Required Net Capital (Greater of (A) of (B))		
(A) 120% of Minimum Net Capital		6,000
(B) 10% of Total Aggregate Indebtedness		9,329
Net Capital in Excess of Required Amount	$	217,497

RECONCILIATION BETWEEN AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED NET CAPITAL COMPUTATION AS REPORTED ON DECEMBER 31, 2022 PART llA FILING

As of December 31, 2022, there were no material differences between audited net capital, above, and net capital as reported on Part llA of the Firm's most recently filed (unaudited) FOCUS report.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors and Stockholders
TrustFirst, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of TrustFirst, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Firm has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Firm's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part lll for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Firm to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). I was not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Firm's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Firm and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement.

This report is intended solely for the information and use of the TrustFirst, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
March 29, 2023

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING COMPANY

The Board of Directors and Stockholder of
TrustFirst, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) TrustFirst, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §2 4 0.15c3-3:(k)(2)(ii) and (2) TrustFirst, Inc. stated that TrustFirst, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TrustFirst, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
March 29, 2023

TRUSTFIRST, INC.
265 BROOKVIEW CENTRE WAY, SUITE 502
KNOXVILLE, TN 37919

TrustFirst, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission 17 C.F.R. §2 4 0.17a-5, "Report to be made by certain brokers and dealers". This Exemption Report was prepared as required by 17 C.F.R. §2 4 0 17a-S (d)(4). To the best of its knowledge and belief, TrustFirst, Inc. states the following:

1) TrustFirst, Inc. claimed an exemption from 17 C.F.R. §2 4 0 15c3-3 under the provision of 17 C.F.R. §2 4 0 15c3-3 (k)(2)(ii) for our revenue from our clearing-broker the year ended December 31, 2022, and

2) The Firm is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TrustFirst, Inc., has met the identified exemptive provisions of 17 C.F.R. §2 4 0 15c3-3 throughout the most recent fiscal year without exception.

Sincerely,

Donald Taylor, President
TrustFirst, Inc.
March 24, 2023